SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34994; File No. 812-15462

Onex Falcon Direct Lending BDC Fund, et al.

August 30, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the Commission that permits certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Onex Falcon Direct Lending BDC Fund, Onex Credit Lending Partners I LP, Onex Senior Credit Fund, L.P., Onex Senior Credit II, LP, Onex Capital Solutions (Luxembourg), SCSP, Onex Capital Solutions LP, Onex Credit High Yield Bond Fund, LP, Onex Credit HY LP, Onex Credit Proprietary Fund LP, Onex Senior Loan Opportunity Fund I, LP, Onex Structured Credit Opportunities Fund I, LP, P-O Senior Loan Opportunity Fund, LP.,

OCP CLO 2013-4, Ltd., OCP CLO 2014-5, Ltd., OCP CLO 2014-6, Ltd.,

OCP CLO 2014-7, Ltd., OCP CLO 2015-9, Ltd., OCP CLO 2015-10, Ltd.,

OCP CLO 2016-11, Ltd., OCP CLO 2016-12, Ltd., OCP CLO 2017-13, Ltd.,

OCP CLO 2017-14, Ltd., OCP CLO 2018-15, Ltd., OCP CLO 2019-16, Ltd.,

OCP CLO 2019-17, Ltd., OCP CLO 2020-8R, Ltd., OCP CLO 2020-18, Ltd.,

OCP CLO 2020-19, Ltd., OCP CLO 2020-20, Ltd., OCP CLO 2021-21, Ltd.,

OCP CLO 2021-22, Ltd., OSD CLO 2021-23, Ltd., OCP CLO 2022-24, Ltd.,

OCP CLO 2022-25, Ltd., OCP CLO 2023-26, Ltd., OSD CLO 2023-27, Ltd.,

OCP Euro CLO 2017-1 Designated Activity Company, OCP Euro CLO 2017-2 Designated

Activity Company,

OCP Euro CLO 2019-3 Designated Activity Company, OCP Euro CLO 2020-4 Designated

Activity Company,

OCP Euro CLO 2022-5 Designated Activity Company, OCP Euro CLO 2022-6 Designated

Activity Company, Falcon Strategic Partners IV, LP, Falcon Strategic Partners V, LP, Falcon

Structured Equity Partners, LP, Falcon Private Credit

Opportunities VI, LP, Onex Falcon Private Credit Opportunities VII, LP, Onex Falcon Private

Credit Opportunities VII (Luxembourg), SCSP, Onex Falcon Direct Lending (Luxembourg),

SCSP, Onex Evergreen Credit Master Fund, L.P., Onex Passive Holdings LLC, OMI Interval

Holdings LLC, Onex Credit Partners, LLC, Onex Falcon Investment Advisors, LLC, Onex

Credit Management LLC, Onex Credit Partners Europe LLP, Onex Credit Finance Corporation

and Onex Credit Finance II Corporation.

Filing Dates: The application was filed on May 5, 2023, and amended on July 20, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing on any application by

e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a

copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or

personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on, September 25, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP, at Rajib.Chanda@stblaw.com; Steven Grigoriou, Esq., Simpson Thacher & Bartlett LLP, at Steven.Grigoriou@stblaw.com; and William J. Kennedy, Jr., Onex Falcon Investment Advisors, LLC, 21 Custom House Street, 10th Floor, Boston, MA 02110.

FOR FURTHER INFORMATION CONTACT: Stephan N. Packs, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated July 20, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.